Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial/Science/Medical Editors:
     Vasogen Provides Corporate Update

     MISSISSAUGA, ON, July 3 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today announced that it has implemented additional restructuring plans to further reduce its cash burn rate. As previously announced, the Company has been exploring strategic alternatives that may include potential acquisitions and mergers. In conjunction with this process, the Company has also completed an extensive review of its VP series of drugs, and has determined that it is in the best interest of its shareholders to halt expenses associated with the VP program while it completes its strategic review process.
     "While we maintain our belief in the science underlying both Celacade and our VP series of drugs, the Board believes that the decision announced today is necessary in order to further conserve cash resources while completing the
Company's ongoing strategic review process," commented Chris Waddick,
President and CEO of Vasogen.

     Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to resume operations, to advance the development of the Celacade(TM)
System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the
Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information
Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 09:00e 03-JUL-08